

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 5, 2016

Charles L. McLawhorn, III
Vice President, General Counsel & Secretary
Mid-Con Energy Partners, LP
2431 East 61st Street, Suite 850
Tulsa, OK 74136

> **Re:** **Mid-Con Energy Partners, LP**
> **Registration Statement on Form S-3**
> **Filed November 10, 2016**
> **File No. 333-214536**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-35374**

Dear Mr. McLawhorn:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1.   Please be advised that we will not be able to accelerate the effectiveness of the registration statement until you have cleared all comments on your periodic reports.

2.   Please file a signed and dated legal opinion of counsel prior to effectiveness.

Form 10-K for Fiscal Year Ended December 31, 2015

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Glossary of Oil and Natural Gas Terms, page 1

3.   Please revise your definition of proved undeveloped reserves on page 2 and any related disclosures and reserve estimates as necessary to conform to the current definition in Rule 4-10(a)(31) of Regulation S-X.

Business, page 7

Estimated Proved Reserves, page 14

4.   The disclosure on page 17 indicates there are 483 gross wells that were shut-in or waiting on completion as of December 31, 2015. Please tell us and expand your disclosure to clarify the extent to which the completion of any such wells awaits an improvement in the current commodity prices. To the extent that your commitment to proceed with completion is dependent upon your forecast of future improvement in prices, beyond January 1, 2016, modify your disclosure to quantify the volumes involved and to discuss the important economic factors or significant uncertainties regarding your plans and completion schedule. Please refer to the disclosure requirements in FASB ASC 932-235-50-10 for further guidance.

5.   Please tell us the total number of gross wells waiting on completion, and the proved reserves and remaining costs relating to such wells. As part of your response, clarify if the proved reserves associated with such wells are classified as either developed or undeveloped at December 31, 2015.

6.   We note disclosure on page 48 indicating the Partnership elected to shut-in approximately 10 to 15% of its wells based on an assessment conducted in late December 2015 regarding the economic viability of its operated wells. Please tell us the total number of gross wells and the proved reserves disclosed as of December 31, 2015 related to these wells if any, and for any such reserves, explain how you concluded that you met the criteria of reasonable certainty that is set forth in Rule 4-10(a)(22) of Regulation S-X, as it pertains to the estimated reserves being economically producible, and the amount of time before commencement of the project. Please also clarify for us the impact on the standardized measure of future net cash flows relating to the cessation of production from these wells.

Development of Proved Undeveloped Reserves, page 15

7.   The disclosure on page 87 indicates that you have approximately $109.7 million in future development costs relating to the proved reserves disclosed as of December 31, 2015. However, we note disclosure on page 15 indicating that during 2015, you incurred approximately $4.9 million in capital expenditures for development (drilling, recompletion and conversion to injection) and that based on your current expectations of cash flows, you plan to reduce the 2016 capital spending budget for the development of

proved undeveloped reserves and look for development opportunities that can be funded using cash flows from operations.

Please expand the disclosure relating to conversion of your proved undeveloped reserves to explain your development plans sufficiently to understand how you have complied with the timeframe stipulated for development within Rule 4-10(a)(31)(ii) of Regulation S-X, and how you have formulated a reasonable expectation that any financing necessary to proceed with development will be available, as required by Rule 4-10(a)(26) of Regulation S-X, prior to reporting these reserves.

8. Please submit for review your development schedule, covering and indicating for each future annual period, the number of gross wells to be drilled, recompleted or converted to injection, and the quantities of proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2015 to developed. Please also refer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us if all of the proved undeveloped reserves in the foregoing annual schedule are part of a development plan adopted by the Company's management including approval by the Board, if such approval is required. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Production by Field, page 17

9. We note your tabular disclosure of "Production by Field" appears to reflect production based on regional areas rather than by field. Please modify the table to identify the fields and related production within each core area, or provide a separate tabulation to address the requirements in Item 1204(a) of Regulation S-K, which requires disclosure of annual production, by final product sold, for each field that contains 15% or more of your total proved reserves for each period.

Non-GAAP Financial Measures, page 46

10. We note that the press release regarding your quarterly results highlights for the third quarter of 2016, filed on Form 8-K on October 31, 2016, appears to present various non-GAAP measures with greater prominence than GAAP measures, which is not consistent with Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Notes to Consolidated Financial Statements

Supplementary Information, page 84

Estimated Proved Oil and Natural Gas Reserves (Unaudited), page 85

11.   The disclosure provided on page 87 indicates the adjusted natural gas price used in the estimation of your proved reserves includes the sale of associated natural gas liquids. Please expand the tabular presentations of reserves and production provided on pages 15, 16, 17 and 86 to separately disclose reserves by individual product type of crude oil, including condensate and natural gas liquids. Alternatively, expand your disclosure to clarify if true that your natural gas volumes include natural gas liquids, explain the nature of the sale of the associated natural gas liquids and the impact on your disclosure of the realized prices of natural gas and oil/condensate.

Please refer to Item 1202(a)(1) of Regulation S-K and FASB ASC 932-235-55-2 for illustrations of the presentation requirements of Item 1202(a)(4) of Regulation S-K and FASB ASC 932-235-50-4 and 50-5.

12.   Please expand your narrative description of the changes in total proved reserves due to revisions for the period ending December 31, 2015 to separately identify and quantify each factor contributing to the change so that the overall change in net reserves between periods is addressed. To the extent the net change is from two or more unrelated factors that are individually significant, indicate the net amount attributable to each factor along with your explanation. For example, the footnote disclosure to the table on page 86 indicates the line item change relating to revisions in previous estimates of reserves for 2015 includes revisions due to product price changes and reserves added through EOR and infill drilling activities. You should identify and quantify each factor separately as necessary to reconcile the overall change attributable to the line item. Please refer to FASB ASC 932-235-50-5.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at 202-551-3699. You may contact Jeannette Wong, Staff

Accountant, at 202-551-2137 or, in her absence, John Cannarella, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources